UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of February 2011
_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Special Transformer Works
Section D-2,
No. 100 Industry Avenue
Jinpan Development Area
Haikou, Hainan PRC
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   ☐ Yes   ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release, dated February 2, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED

By:	/s/ Mark Du
Name:	Mark Du
Title:	Chief Financial Officer

Dated:  February 2, 2011

Exhibit No.	Description

99.1	Press release, dated February 2, 2011

Exhibit 99.1

Jinpan International Ltd. Secures Significant Domestic Orders in January

CARLSTADT, N.J., Feb. 2, 2011 /PRNewswire/ -- Jinpan International Ltd. (Nasdaq: JST), a leading designer, manufacturer, and distributor of cast resin transformers for voltage distribution, today announced that it secured five large domestic China orders in January 2011. Each order is between RMB 6.4 million (approximately US$ 0.95 million ) and RMB 10.7 million (approximately US$ 1.6 million), totaling RMB 40.20 million (approximately US$ 6.0 million).   The orders are all scheduled for delivery between March and June of 2011.

Three of the five orders, totaling RMB 26.0 million (approximately US$3.9 million), are for transformers and switchgears customized for plants manufacturing polysilicon for solar panels.  The remaining two orders, totaling RMB 14.2 million (approximately US$ 2.1 million), are for customized transformers for other industrial and infrastructure applications.

Mr. Zhiyuan Li, Chief Executive Officer of Jinpan, commented, "We are glad to see strong demand in China for our products in January.  Jinpan has consistently outperformed its competitors in supplying cast resin transformers to polysilicon manufacturers in China.  We intend to grow domestic sales this year by selling new higher value products and extending the application of our core cast resin transformer and switchgear product lines into new sectors."

Safe Harbor Provision

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management's current expectations and observations and involve known and unknown risks, and uncertainties or other factors not under the Company's control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, the following:

▪	our ability to successfully implement our business strategy;

▪
the impact of existing and new competitors in the markets in which we compete, including competitors that may offer less expensive products and services, more desirable or innovative products or technological substitutes, or have more extensive resources or better financing;

▪	the effects of rapid technological changes and vigorous competition in the markets in which we operate;

▪	uncertainties about the future growth in electricity consumption and infrastructure development in the markets in which we operate;

▪	other factors or trends affecting the industry generally and our financial condition in particular;

▪	the effects of the higher degree of regulation or higher level of taxation in the markets in which we operate;

▪	the monetary and interest rate policies of the countries in which we operate;

▪	changes in competition and the pricing environments in the countries in which we operate;

▪	exchange rates;
▪	general economic and political conditions in the countries in which we operate or other countries which have an impact on our business activities or investments; and

▪
other factors listed from time-to-time in our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 20-F for the period ended December 31, 2009 and our subsequent reports on Form 6-K.

Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

SOURCE Jinpan International Ltd.